UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ________________ to ______________

Commission File Number 001-14273

Full title of the plan and the address of the plan, if different from that of the issuer named below:

CORE LABORATORIES PROFIT SHARING AND RETIREMENT PLAN
6316 Windfern Road
Houston, Texas 77040

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Core Laboratories N.V.
Herengracht 424
1017 BZ Amsterdam
The Netherlands

REQUIRED INFORMATION

The Core Laboratories Profit Sharing and Retirement Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974, also known as ERISA.

ITEM 4. As permitted by the U.S. Securities and Exchange Commission Rules, Items 1, 2, and 3 of this Annual Report on Form 11-K have been omitted, and the following financial statements of the Plan, notes to such financial statements, and the Report of Independent Registered Public Accounting Firm on such financial statements are being filed in this Report in accordance with ERISA reporting requirements:

    Report of Independent Registered Public Accounting Firm

    Statements of Net Assets Available for Benefits at December 31, 2005 and 2004

    Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005

    Notes to Financial Statements as of December 31, 2005 and 2004

    Schedule H, Line 4i - Schedule of Assets (Held at End of Year), as of December 31, 2005

The Independent Registered Public Accounting Firm's Consent to the incorporation by reference of these financial statements in the Registration Statement on Form S-8 (No. 333-73772, 333-73774, 333-80473, 333-43859), which pertains to the Core Laboratories Profit Sharing and Retirement Plan, is being filed as Exhibit 23.1 and Exhibit 23.2 to this Annual Report on Form 11-K.

CORE LABORATORIES

PROFIT SHARING AND RETIREMENT PLAN

DECEMBER 31, 2005 and 2004

INDEX TO FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

Page

Report of Independent Registered Public Accounting Firm - Ham, Langston & Brezina L.L.P.	1

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	3

Notes to Financial Statements	4

Supplemental Schedule:*
Schedule of Assets (Held at End of Year) as of December 31, 2005	9

Signature	10

Index to Exhibits:
Exhibit 23.1 ― Consent of Independent Registered Public Accounting Firm - Ham, Langston & Brezina L.L.P.	12

* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the schedules are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of Core Laboratories Profit Sharing and Retirement Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits of the Core Laboratories Profit Sharing and Retirement Plan (the "Plan") as of December 31, 2005 and 2004 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule and fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Ham, Langston & Brezina L.L.P.

Houston, Texas

May 22, 2006

CORE LABORATORIES

PROFIT SHARING AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS
Cash, non-interest bearing	$ 22,794	$ 19,244

Investments, at fair value:
Money market funds	109,610	1,401
Life insurance contract	39,332	42,078
Common collective trusts	9,545,014	7,538,429
Core Laboratories N.V. common stock, at fair value	14,007,581	9,979,883
Registered investment companies, (mutual funds)	44,372,525	38,774,194
Participant loans, at cost	1,685,332	1,235,240
	69,759,394	57,571,225

Receivables:
Employee contributions receivable	120,671	113,176
Employer contributions receivable	543,384	545,313
Other receivables	28,157	23,500
	692,212	681,989

Total assets	70,474,400	58,272,458

LIABILITIES
Payable to plan sponsor	25,000	25,000
Other payables	134,521	18,220

Total liabilities	159,521	43,220

NET ASSETS AVAILABLE FOR BENEFITS	$ 70,314,879	$ 58,229,238

The accompanying notes are an integral part of these financial statements.

CORE LABORATORIES

PROFIT SHARING AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2005

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest and dividends	$ 2,301,316
Net appreciation in fair value of investments:
Core Laboratories N.V. common stock	5,746,716
Mutual funds	2,248,706
10,296,738
Contributions:
Participant	3,866,117
Participant rollovers	168,059
Employer	2,205,576
6,239,752

Total additions	16,536,490

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Withdrawals and retirement benefits	4,346,898
Administrative expenses	103,951
Total deductions	4,450,849

INCREASE IN NET ASSETS	12,085,641
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	58,229,238
End of year	$ 70,314,879

The accompanying notes are an integral part of these financial statements.

CORE LABORATORIES

PROFIT SHARING AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 and 2004

1. SUMMARY OF SIGNIFICANT PLAN PROVISIONS:

The Core Laboratories Profit Sharing and Retirement Plan (the "Plan" or "Core Lab Plan") is sponsored by an entity (the "Company") wholly owned by Core Laboratories N.V. and was established through its predecessor entity, Core Laboratories, Inc. effective October 1, 1994. The following brief description of the Plan provides only general information. Participants should refer to the summary plan description or Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Internal Revenue Code (the "Code").

Plan Administrator and Trustee

An administrative committee appointed by the Company is the Plan administrator as defined under ERISA. The 401K Company (the "Recordkeeper") has been contracted to provide administration services for the Plan, including maintaining the Plan's participant account balances. Austin Trust Company (the "Trustee") is the trustee of all investments held by the Plan. The management companies that issue securities are custodians of the mutual fund investments and the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation is custodian of Core Laboratories N.V. common stock ("Company Common Stock").

Eligibility

Substantially all of the Company's employees are eligible to participate in the Plan. For most eligible employees, participation may commence upon the later of the first day of the calendar quarter coincident with or following such eligible employee's date of hire or the date on which such employee attains the age of 21. However, certain designated classes of employees must satisfy a service requirement of either six months or 1,000 hours of service during a Plan year before becoming eligible to participate.

Contributions

As amended effective January 1, 2003, the Plan allows each participant to make pre-tax contributions of up to 60% of his or her compensation, as defined by the Plan, up to the statutory limit of $14,000 for 2005 ($13,000 for 2004). The Plan also allows participants who attained age 50 before the close of the Plan year to contribute an additional "catch-up" contribution as permitted under the Code. The Company may, in its discretion, make matching contributions equal to a designated percentage of each participant's pre-tax contributions, up to a maximum of a designated percentage of the participant's compensation. In addition, the Company may, in its discretion, make an additional discretionary contribution for a Plan year with respect to each participant who has completed one year of service (as defined by the Plan) and is employed by the Company on the last day of such Plan year. During 2005 and 2004, the Company made matching contributions in accordance with the Plan provisions up to a maximum of 4% of the participants' compensation. In addition, the Company made a discretionary contribution for each of the 2005 and 2004 Plan years equal to 1% of the base compensation of the participants eligible to share in the contribution. Such discretionary contribution was allocated to those eligible participants based upon a formula which included the employee's compensation and weighted average years of service, in accordance with the terms of the Plan document.

The application of certain rules and restrictions under the Code may require that a portion of the contributions from certain highly compensated employees, as well as a portion of the corresponding Company matching contributions, be refunded in order to comply with the Code. Any such excess contributions are recorded as corrective distributions.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution, allocations of any additional Company contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are generally based on participant earnings or account balances, as applicable, in accordance with the terms of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Vesting

Participants are fully vested in their contributions and related earnings/losses. Participants vest in Company matching and discretionary contributions and the related investment earnings or losses at the rate of 20% for each completed year of service (as defined by the Plan). A participant becomes fully vested in Company contributions and related earnings/losses if such participant, while employed by the Company, becomes totally and permanently disabled, attains normal retirement age, or dies.

Investment Program

Participants may direct the investment of their contributions, the Company's matching contributions, and any additional Company contributions in any of ten mutual funds, one collective trust fund and Company Common Stock.

Contributions may be invested in one fund or divided among two or more funds. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds on a daily basis. Participants can also choose from four Asset Allocation Models: Conservative Model; Moderate Model; Moderate Aggressive Model or Aggressive Model, each of which represents a designated blend of the available mutual funds. Participants who select one of the Asset Allocation Models can also choose to invest a portion of their account balances in Company Common Stock.

Administrative Expenses

The Plan pays substantially all administrative expenses. For 2005, expenses were comprised of approximately $48,000 for recordkeeper fees, $45,000 for broker fees, and $10,000 for audit fees. Any legal fees associated with the Plan have been paid by the Company and are considered immaterial to the Plan assets. Additionally, the Company provides various other operational and administrative services to the Plan for which the costs are incurred directly by the Company. These expenses are not included in the Plan's financial statements. Any such expenses not paid by the Company are paid by the Plan and are included in the Plan's financial statements.

Loans

The Plan permits participants to borrow a minimum of $1,000 and up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balances in the Plan. Loans bear interest ranging from 5.52% to 9.69%. Loans are repaid through payroll deductions over a period not to exceed five years and are collateralized by the vested balance in the participant's account.

Payment of Benefits and Forfeitures

Upon termination of employment, death, or retirement, a participant, or the participant's estate in the case of death, may elect to receive a distribution equal to the participant's vested interest in his or her Plan account balance. A participant may elect an in-kind distribution of the portion of his or her vested account balance that is invested in Company Common Stock.

A participant may make an in-service withdrawal from his or her vested account balance at age 59 1/2. Subject to satisfying the applicable requirements of the Code, a participant also may make an in-service withdrawal from his or her pre-tax contributions in the event of financial hardship, although such participant will be suspended from making additional pre-tax contributions to the Plan for a period of six months (twelve months for hardship withdrawals made prior to 2003). A participant can withdraw his or her after-tax contributions and rollover contributions, if any, from the Plan without being suspended from making additional pre-tax contributions to the Plan.

Upon a participant's termination of employment, any unvested Company contributions and the related investment earnings or losses will be forfeited. Subject to certain conditions, a participant who returns to employment within five years from his or her previous termination date is entitled to have his or her forfeited account balance restored. Forfeitures, net of amounts restored, are used to reduce future Company contributions under the Plan or to pay Plan expenses. During 2005, forfeitures of $146,301 were used to reduce Company contributions. At December 31, 2005, forfeitures of $64,113 were available to reduce future Company contributions or to pay Plan expenses.

Priorities Upon Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the net assets of the Plan will be allocated and distributed among the participants and beneficiaries of the Plan in accordance with ERISA and the terms of the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Distributions to participants are recorded when paid.

Investment Valuation

Investments in mutual funds and Company Common Stock are reported at fair value based on quoted market prices. Participant loans receivable are valued at cost, which approximates fair value. The fair value of the investment in the collective trust fund is based on the market value of the underlying assets, as determined by the investment issuer. The collective trust fund holds investment contracts that are recorded at contract value, which approximates fair value. The average yield of the collective trust fund for the year ended December 31, 2005, was 4.6%. Investment income is recorded as earned. Purchases and sales are recorded on a trade-date basis. Investments in life insurance policies are recorded at the cash surrender value of the life insurance policies, as determined by the issuer of the insurance policy, which approximates fair value.

Net realized gains or losses on the sale of investments and net unrealized appreciation (depreciation) in the fair value of investments are recorded in the accompanying Statement of Changes in Net Assets Available for Benefits as net appreciation (depreciation) in fair value of investments. Dividends are recorded at the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein. Actual results could differ from those estimates.

3. INVESTMENTS:

The following presents investments that represent five percent or more of the Plan's net assets as of December 31, 2005 and 2004.

As of December 31, 2005

Core Laboratories N.V. Common Stock	$ 14,007,581
Invesco Stable Value Fund	9,545,014
Washington Mutual Investors Fund - Class A	8,947,954
The Growth Fund of America - Class A	6,405,830
Franklin Balance Sheet Investment Fund - Class A	5,384,239
EuroPacific Growth Fund - Class A	5,086,665
PIMCO Total Return Fund - Class A	4,477,203
Vanguard 500 Index Fund	4,231,597

As of December 31, 2004

Core Laboratories N.V. Common Stock	$ 9,979,883
Washington Mutual Investors Fund - Class A	8,269,687
Invesco Stable Value Fund	7,538,429
The Growth Fund of America - Class A	5,136,179
Franklin Balance Sheet Investment Fund - Class A	4,542,168
EuroPacific Growth Fund - Class A	4,154,060
Vanguard 500 Index Fund	4,087,534
PIMCO Total Return Fund - Class A	4,087,028
Franklin Real Estate Securities	2,983,621

4. RISKS AND UNCERTAINTIES:

The Plan provides for various investments in a collective trust fund, mutual funds and Company Common Stock. Investment securities, in general, are exposed to various risks, such as interest rate, foreign exchange, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and the amounts reported in participant accounts.

5. FEDERAL INCOME TAX STATUS:

The Plan received a favorable determination letter dated July 25, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since filing for this determination letter. However, the Plan administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code.

6. RELATED-PARTY TRANSACTIONS:

The Plan provides for investment in shares of Company Common Stock and the Plan invests in participant loans. These transactions qualify as party-in-interest transactions. These transactions are exempt from the ERISA prohibited transaction rules; consequently, these transactions are permitted.

At December 31, 2005 and 2004, the Plan owed $25,000 to the Company as reimbursement of certain administrative expenses paid by the Company.

SUPPLEMENTAL SCHEDULE

SCHEDULE H, line 4i

CORE LABORATORIES

PROFIT SHARING AND RETIREMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2005

(a)	(b) Identity of Issuer, Borrower, Lessor or Other Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) # of Units	*** (e) Current Value

**	Core Laboratories N.V. *	Core Laboratories N.V. Common Stock	374,918	$ 14,007,581
**	AMVESCAP National Trust Company	Stable Value Fund	9,545,014	9,545,014
**	American Funds	Washington Mutual Investors Fund - Class A	290,141	8,947,954
**	American Funds	The Growth Fund of America - Class A	207,577	6,405,830
**	Franklin Templeton Investments	Franklin Balance Sheet Investment Fund - Class A	87,222	5,384,239
**	American Funds	EuroPacific Growth Fund - Class A	123,763	5,086,665
**	PIMCO Funds	PIMCO Total Return Fund Class A	426,400	4,477,203
**	The Vanguard Group	Vanguard 500 Index Fund	36,822	4,231,597
	Franklin Templeton Investments	Franklin Real Estate Securities Fund - Class A	133,344	3,430,940
	Lord Abbett & Company	Lord Abbett Developing Growth Fund - Class A	169,555	2,980,778
	Franklin Templeton Investments	Templeton Developing Markets Trust - Class A	78,550	1,839,647
	Participant Loans *	Interest rates ranging from 5.52% to 9.69% with varying maturity dates	N/A	1,685,332
	Franklin Templeton Investments	Templeton Foreign Smaller Companies Fund - Class A	78,095	1,587,672
	Alliance Capital Management Corp.	Alliance Capital Reserves	N/A	109,610
	Conseco Life Insurance Company	Cash surrender value of life insurance policies	N/A	39,332
		Total assets (held at end of year)		$ 69,759,394

* Represents a party-in-interest transaction.

** Represents investments comprising at least 5% of net assets available for benefits.

*** Cost information is not presented because all investments are participant directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 29, 2006

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN

By:	Administrative Committee of the
Core Laboratories Profit Sharing and
Retirement Plan

By:	/s/ Richard L. Bergmark
Richard L. Bergmark
Administrative Committee Member,
Core Laboratories Profit Sharing and
Retirement Plan

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm - Ham, Langston & Brezina L.L.P.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-73772, 333-73774, 333-80473, 333-43859) of Core Laboratories N.V. of our report dated May 22, 2006 relating to the financial statements of Core Laboratories Profit Sharing and Retirement Plan, which appears in this Form 11-K.

/s/ Ham, Langston & Brezina L.L.P.

Houston, Texas

June 28, 2006